UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36147 / May 12, 2026

In the Matter of:

AGL Private Credit Income Fund,
AGL US DL Management LLC,
AGL Credit Management LLC,
AGL CLO Credit Management LLC,
AGL Enhanced PC Income I LLC,
certain of their wholly-owned subsidiaries as described in Schedule A,
and certain of their affiliated entities as described in Schedule B to the application.

535 Madison Avenue, 24th Floor
New York, NY 10022

812–15895

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

AGL Private Credit Income Fund, et al. filed an application on September 8, 2025, and
amendments to the application on March 26, 2026, and April 20, 2026, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On April 22, 2026, a notice of the filing of the application was issued (Investment Company Act
Release No. 36125). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by AGL Private Credit Income Fund, et al. (File No. 812–15895) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Vanessa A. Countryman,

Secretary.